Exhibit 4.22

Code of Ethics
(updated effective as of July 1, 2009)

Table of Contents

1.	Personal Conduct	1
2.	Protecting the Company’s Assets	2
	2.1 Confidential and Proprietary Information	2
	2.2 Insider Information and Securities Trading	2
	2.3 Use of Company’s Resources	2
3.	Employees	3
	3.1 Fair Employment Practices	3
	3.2 Safety and Health Guidelines	3
	3.3 Anti-harassment Guidelines	3
4.	Subcontractors, Representative Companies, Service Companies and Licensee Companies	3
	4.1 Ethical Business Relationship	3
5.	Shareholders and Investors	4
	5.1 Accuracy of Company Records	4
	5.2 Timely and Accurate Public Disclosure	4
6.	Community and Society	4
	6.1 Environmental Concerns	4
	6.2 Communicating with External Audiences	4
7.	Governments	5
	7.1 Compliance with Applicable Laws, Rules and Regulations	5
8.	Reporting Violations of the Code	5
9.	Observance of this Code	6
10.	Questions	~~5~~6

Introduction

Global Sources (the “Company”) is committed to maintaining the highest standard of ethical conduct.

Ethics is about doing the right things, as an individual and as ~~an~~a director, officer or employee of ~~Global Sources (Employee).Global Sources’ (~~the Company.

This Code of Ethics, which we refer to herein as the “Code,” contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics.

This Code applies to all of our directors, officers and employees.  We refer to all persons covered by this Code as “Company Employees” or simply “Employees.”

The Company’s~~)~~ core values are introduced and reinforced to Employees through induction briefings, training and employee communications.  Every Employee is expected to conduct himself or herself in line with the Code of Ethics outlined below.

1.	Personal Conduct

1.1	The individual and collective conduct of ~~Global Sources~~Company Employees, in respect of the performance of their duties, should promote the Company’s business interests and activities.

1.2
Employee honesty and integrity is essential to ethical business conduct, including the handling of actual or apparent conflicts of interest between an Employee’s personal and professional relationships.

1.3	It is essential for every Employee to avoid making untrue representations or statements to anyone inside or outside the Company.

1.4
Employees, other than directors who are not employees of the Company, are not permitted to engage in any freelance or other employment of a part time or full time nature, whether within, or outside working hours, without prior written consent from the Company.

1.5
Employees may not make or offer to make payments to government officials or candidates for public office, either directly or indirectly, in order to obtain or retain an advantage in the business or other activities of the Company.

1.6
Employees should avoid holding or owning a substantial interest in a company, which is a competitor, customer or a supplier, or acts as a consultant to or is employed by a customer or supplier, unless the Employee has disclosed such interest to the Company and has obtained the relevant approval.

2.	Protecting the Company’s Assets

2.1	Confidential and Proprietary Information

2.1.1	Every Employee is responsible for protecting the Company’s confidential and proprietary information. The obligation to preserve such information continues even after employment ends.

2.1.2
Protecting the confidentiality of sensitive information is a requirement for employment and is reflected in the Company’s standard employment agreement.  While much of the information about our customers is publicly available once it is published in print media, on the Internet or on other electronic media, Employees should be aware that they may have access to information that should only be discussed or revealed internally on a need-to-know basis.

2.2	Insider Information and Securities Trading

2.2.1
Employees at every level may see information that, if it became public, could affect the price of the Company’s shares or the shares of another publicly listed company.  All non-public information about the Company should be considered confidential information.  Examples of such information would include new products or services, facility closings, expansions, or mergers and acquisitions.  Revealing this information to anyone – even family members – before it is made public could subject the Employee and the Company to substantial civil and criminal penalties.

2.3	Use of Company’s Resources

2.3.1
Every Employee is expected to use good judgment in the use of Company resources.  Company assets and facilities should be used only for functions related to the business of ~~Global Sources~~the Company.  Any personal use of company resources must be authorized and must not result in significant additional costs, or disruption of business processes, or other disadvantages to the Company.

3.	Employees

3.1	Fair Employment Practices

3.1.1	Management is committed to carrying out policies promoting equal employment opportunities for all Employees.

3.2	Safety and Health Guidelines

3.2.1	The Company is committed to providing a safe and healthy working environment for its Employees and its visitors.

3.2.2	Each Employee is expected to report to work free from the influence of any substance that could prevent him or her from engaging in work activities safely and effectively.

3.2.3	Each Employee is expected to know the safety procedures and regulations for his or her workplace.

3.3	Anti-harassment Guidelines

3.3.1
Offensive behavior, discrimination and sexual harassment are not acceptable in the workplace, or at other employment related events or activities.  An Employee who witnesses unacceptable activities or behavior is expected to report their occurrence to the appropriate authority in the Company.

4.	Subcontractors, Representative Companies, Service Companies and Licensee Companies

4.1	Ethical Business Relationship

The Company is committed to deal only with subcontractors, representative companies, service companies and licensee companies who themselves adhere to acceptable legal requirements, appropriate business practices and ethical performance in their business relationships.

5.	Shareholders and Investors

5.1	Accuracy of Company Records

The Company is committed to maintaining its books, invoices, records, accounts, financial statements, funds and assets in proper condition and to reflect fairly and accurately and in reasonable detail, the underlying transactions and disposition of the Company’s business.  Misrepresenting facts or falsifying records for any reason is not acceptable.

5.2	Timely and Accurate Public Disclosure

The Chief Executive Officer and all senior financial officers of the Company, including the Chief Financial Officer and principal accounting officer, are responsible for full, fair, accurate, timely and understandable disclosure in periodic reports and documents that the Company files with, or submits to, the United States Securities and Exchange Commission.  Accordingly, each such officer shall promptly bring to the attention of the Board of Directors of the Company any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings, including, but not limited to, information concerning:

(a)	significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data;

(b)
any fraud, whether or not material, or any violation of this Code that involves management or other Employees who have a significant role in the Company’s financial reporting, disclosures or internal controls; and

(c)	a material violation of the securities laws, rules or regulations applicable to the Company, including the securities laws of the United States.

6.	Community and Society

6.1	Environmental Concerns

6.1.1	The Company is committed to operating its facilities wherever they are located in compliance with applicable environmental, health and safety regulations.

6.2	Communicating with External Audiences

6.2.1
Requests for Company information from the media should be directed to Corporate Communications to ensure professional and consistent representation.  Only those individuals designated by the Company may represent the Company in dealings with the public.

6.2.2	Requests for information from financial analysts and/or shareholders should be directed to Investor Relations for an appropriate response.

6.2.3
Every Employee is expected to cooperate with reasonable requests for information from government agencies and regulators, and to consult with the Legal Department before responding to any non-routine requests.  All information provided for such requests should be responsive and accurate.

7.	Governments

7.1	Compliance with Applicable Laws, Rules and Regulations

7.1.1
The Company conducts business globally where laws, customs, and social requirements may vary.  In our business dealings, the Company is committed to abide by the laws, customs and norms of the host nations and communities in which we operate.  All Employees must respect and obey the laws of the cities, states and countries in which the Company operates.  Although not all Employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers, or other appropriate personnel.

8.	Reporting Violations of the Code

8.1
If any Employee feels that he or she has been unfairly treated or harassed by co-workers, supervisors in a work situation, or by fellow ~~e~~Employees, or observes or has concerns about violations of this Code, or unethical or illegal activities, the Employee is encouraged to take appropriate and consistent action to report the concerns to his or her Supervisor or the Human Resources Department.

8.2
The company will not permit retaliation of any kind against those making good faith reports of violations of applicable laws, rules, and regulations or this code.  Any officer or ~~e~~Employee who retaliates in any way in response to such reports will be subject to disciplinary action.

9.	Observance of this Code

9.1
Observance of the provisions of this Code is of extreme importance to the Company.  A violation of this Code will be regarded as a serious offense and may constitute grounds for disciplinary action, which may include termination of employment or removal from the Board of Directors, as applicable.

10.	~~9.~~ Questions

This Code is not intended to be a comprehensive rulebook and cannot address every situation that our Employees may face.  Any Employee who has any questions or requires any guidance regarding the Code is encouraged to contact his or her Supervisor.  If an Employee is uncomfortable discussing the issue with his or her Supervisor, he or she may approach the Human Resources Department.

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